

Akshay Prabhu

CEO at Foodnome

San Francisco Bay Area

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Foodnome

University of California, Davis

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Founder and CEO of Foodnome.com

Activity

261 followers

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Amazing! I have a friend who has a very similar start-up here in the...
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Experience

CEO

Foodnome

Dec 2016 – Present · 1 yr 11 mos

Foodnome is a web platform which allows homebased Cooks to start, operate, and market their own home restaurant allowing everyone to socialize and enjoy local, authentic, homemade meals!

We strive to unearth the food underground, uproot traditional food systems, brush the dirt off a homegrown dining experience. We want you to be able to go anywhere and be immersed in any community through homemade meals. Whether you're on a distant adventure, or just traveling across the street, Foodnome is here to bring us together over a dining table.... See more

Project Lead

Center for Neuroscience

Sep 2014 – Jan 2016 · 1 yr 5 mos

UC Davis Sutter Lab

Our lab researches how the brain analyzes sounds, how attention influences this neural analysis, and how this leads to decisions and actions in response to sound. To do this we use a multidisciplinary approach combining neuroscience (recording the electrical activity of single neurons), behavior, psychology, and quantitative approaches.

Asucd Bike Barn

Manager

Asucd Bike Barn

Aug 2012 – Aug 2015 · 3 yrs 1 mo

ASUCD Bike Barn

This is the busiest bike shop in the nation - we handle 6,000 repairs each year. I train new employees, perform employee evaluations, manage workflow, handle all sales transactions, and help build satisfied customer relationships.



Summer Research Intern

Cellworks Research India Pvt Ltd

May 2012 – Aug 2012 · 4 mos
San Jose

Worked with proprietary cell simulator program to test for bugs and identify potential problems.

Education



University of California, Davis

Neurobiology Physiology and Behavior, Neuroscience

2011 – 2015

Activities and Societies: NPB Club, Project RISHI, UC Davis Climbing

Volunteer Experience



Diplomat & English Teacher

Lawerence Livermore National Laboratoy & Livermore Roterary

Jul 2011 – Jul 2011 • 1 mo

Traveled to Russia on a $15,000 grant from LLNL to teach at an English learning camp and establish a community service club in the town of Snezhinsk. The goal was to provide a cultural exchange and help to ease tensions long time rival nations.



